# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scientific Industries, Inc., CIK 0000087802
CUSIP: 808757108
Title of class of securities: Common Stock, $0.05 par value
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, New York (NY), 11716
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001781002-23-000049
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,715,026; shared voting power 0; sole dispositive power 2,715,026; shared dispositive power 0; aggregate amount beneficially owned 2,715,026 (21.19% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,715,026; shared voting power 0; sole dispositive power 2,715,026; shared dispositive power 0; aggregate amount beneficially owned 2,715,026 (21.19% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,715,026; shared voting power 0; sole dispositive power 2,715,026; shared dispositive power 0; aggregate amount beneficially owned 2,715,026 (21.19% of the class)

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to include the following:

As of the date of this Amendment, the Reporting Persons beneficially own 2,715,026 Shares, representing 21.19% of the outstanding Shares (including Shares that will be issuable upon the exercise of the Warrants).

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CEO (11/14/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and Co-CEO (11/14/2025)
- Andrew Gundlach: Andrew Gundlach, Chairman and Co-CEO (11/14/2025)